UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

 (Mark One)

X	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the fiscal year ended December 31, 2017

 OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the transition period from _______ to _______

Commission file number 1-2376

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Full title of the plan and the address of the plan, if different from that of the issuer named below

FMC CORPORATION
2929 WALNUT STREET
PHILADELPHIA, PA 19104

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
FMC Corporation Savings and Investment Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/KPMG LLP
We have served as the Plan’s auditor since 1962.
Philadelphia, Pennsylvania
June 26, 2018

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016
(in thousands)
	2017	2016
Assets:
Investments at fair value	$599,969	$513,239
Receivables:
Contributions receivable	5,259	4,204
Notes receivable from participants	4,161	5,643
Net assets available for benefits	$609,389	$523,086

See accompanying Notes to Financial Statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016
(in thousands)

	2017	2016
Additions:
Interest and dividend income	$15,075	$17,686
Net appreciation in fair value of investments	131,838	53,706
Contributions:
Participants	13,607	12,290
Rollovers	7,430	2,113
Employer	9,360	8,613
Total additions	$177,310	$94,408

Deductions:
Benefits paid to participants	$90,582	$79,108
Administrative expenses	425	46
Total deductions	$91,007	$79,154
Net increase	$86,303	$15,254
Net assets available for benefits, beginning of year	523,086	507,832
Net assets available for benefits, end of year	$609,389	$523,086

See accompanying Notes to Financial Statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Note 1 - Description of the Plan
The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. A more complete description of the Plan's provisions may be found in the Plan Document.

(a)	General
The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees of FMC Corporation (FMC, the Company or the Plan Sponsor), other than employees who generally reside or work outside of the United States. Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Plan is administered by the Employee Welfare Benefits Plan Committee of FMC Corporation.
On November 1, 2017, FMC completed the acquisition of a significant portion of E.I. du Pont de Nemours and Company's ("DuPont") crop protection business. Additionally, DuPont acquired FMC Health and Nutrition, excluding the Omega-3 business. There were no significant changes to the Plan as a result of this transaction.

(b)	Contributions
Participants may elect to defer no more than 50% of their eligible compensation, and contribute it to the Plan's trust on a pretax (i.e. traditional 401(k)) or after-tax (i.e. Roth 401(k)) basis up to the Internal Revenue Code Section 402(g) limit for 2017 of $18,000. Participants who are aged 50 or older by the end of the plan year may elect to contribute pretax or after-tax catch up contributions, up to a maximum of $6,000. Participants may also elect to make traditional after-tax contributions (all contributions not to exceed 50% of the total compensation in aggregate).
Employees hired before April 1, 2017 who do not enroll in the Plan within 60 days from their date of hire will be automatically enrolled at a contribution rate of 3% of pre-tax eligible pay. At each of the following two anniversaries of the employees’ enrollment, the contribution rate increases 1% until a 5% contribution rate is reached. Employees hired after April 1, 2017 who no not enroll in the Plan within 60 days from their date of hire will be automatically enrolled at a contribution rate of 5% of pre-tax eligible pay. Employees who do not want to be automatically enrolled may opt out by electing a 0% contribution rate.
For eligible employees participating in the Plan, except for those employees covered by certain collective bargaining agreements, the Company makes matching contributions of 80% of the portion of those contributions up to 5% of the employee's compensation (Basic Contribution). The Company matching contributions are paid in the form of cash and are allocated to participant accounts based upon the participant's investment elections. For the 2017 plan year, total annual contributions from all sources, other than catch-up contributions, were limited to the Internal Revenue Code Section 415(c) limit of the lesser of 100% of compensation or $54,000.
In addition to the Basic Contribution, all newly hired and rehired salaried and nonunion hourly employees of the Company beginning July 1, 2007 receive an annual employer core contribution of 5% of the employee's eligible compensation. This amount is contributed to the employee's account after the end of each plan year. This change was instituted for these employees effective July 1, 2007, since these employees are not eligible for the Company's defined benefit plan. Also, effective February 1, 2013, existing and newly hired Middleport union employees, except for certain employees who were grandfathered in the defined benefit plan, are eligible for the annual employer core contribution. The 5% core contribution funds are not eligible for participant withdrawals and loans, as discussed further in Note 1(h), but are subject to the same vesting requirements as discussed in Note 1(f). Additionally, the 5% core contribution funds are included in the 415(c) limit described above but not in the $18,000 402(g) limit on pretax contributions also described above. The amount of these 5% core contributions included in the statements

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2017 and 2016

of changes in net assets available for benefits were approximately $4,721,000 and $3,782,000 for the years ended December 31, 2017 and 2016, respectively.
With the approval of the Plan Administrator, participants are allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans to the Plan.

(c)	Participant Account Activity
Each participant's account is credited with the participant's contributions, employer matching contributions, and allocations of plan earnings and losses, as determined by the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)	Trust
The Company established a trust (the Trust) at Fidelity Management Trust Company (the Trustee) for investment purposes as part of the Plan. The recordkeeper of the Plan, Fidelity Investments Institutional Operations Company, is an affiliate of the Trustee.

(e)	Investment Options
Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Participants may also elect to have professionals at the Trustee help manage the investments under a program called Portfolio Advisory Services at Work. Certain investment options of the Plan qualify for Class K based on volume held by the Plan in these funds. Class K offers the Plan a lower expense ratio compared to similar retail classes. Investment options for both participant and trustee-directed investments are further described in Note 3.

(f)	Vesting
During 2017, the Plan was amended to remove the five-year vesting schedule for both the Company matching contributions and core contribution for active employees. As of April 1, 2017, all current and future matching contributions, core contributions, and any related earnings immediately vested for active employees.

(g)	Payment of Benefits
Upon termination of service, death or disability, any participant or, if applicable, his or her beneficiary may elect to immediately receive a lump-sum distribution equal to the vested balance of his or her account. Upon attainment of age 59 1/2, participants who are employed by the Company can elect in-service distribution of all vested accounts except the FMC 5% core contributions funds discussed in Note 1(b). Participants or beneficiaries whose accounts were valued at not less than $1,000 upon termination are able to elect to defer their lump-sum distribution, take distribution in the form of periodic payments or receive installments (annually, quarterly, or monthly) over a certain period that may not exceed the joint life expectancy of the participant and beneficiary.

(h)	Participant Withdrawals and Loans
The Plan allows participants to make hardship cash withdrawals (subject to income taxation and Internal Revenue Service penalties) from some or all of his or her vested account balances. Withdrawals from participants' after-tax and rollover accounts may be made at any time. Eligible participants may also receive money from the Plan in the form of loans. Loans are secured by participant accounts and repaid through payroll deductions. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, less the balance of any outstanding loans, or 50% of the participant's vested account balance. Effective April 1, 2017, the Plan limits participant loans to one outstanding loan at any time. Additionally, a 30-day waiting period is required before a participant can initiate a new loan from an employee Plan account after the outstanding loan is paid in full. Loans must be repaid over a period not greater than 60 months with the exception of loans used for the purchase of a primary residence, which

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2017 and 2016

may be repaid over a maximum of 240 months with interest charged at the prime rate at loan inception. As of December 31, 2017, the interest rates on the participant loans ranged from 3.25% to 8.25%.

(i)	Forfeited Accounts
Upon termination of an employment, participants forfeit their non-vested matching contributions balance. Forfeitures by participants of non-vested matching contributions ("Forfeitures") are used to offset future employer matching contributions for other participants and to pay future Plan expenses. In 2017 and 2016, employer matching contributions were reduced from Forfeitures by $1,028,031 and $656,635, respectively. Also, in 2017 and 2016, Plan expenses of $180,995 and $158,655, respectively, were paid from Forfeitures. At December 31, 2017 and 2016, there were Forfeitures of $176,045 and $230,845, respectively, available to reduce future employer matching contributions and pay future Plan expenses.

(j)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

Note 2 - Summary of Significant Accounting Policies
The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting
The Plan's financial statements have been prepared using the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

(c)	Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from a participant are reclassified as distributions based upon the terms of the Plan document.

(d)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit risks and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(g)	Payment of Benefits
Benefit payments are recorded when paid.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2017 and 2016

(h)	Plan Expenses
The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided for in the Plan.

(i)	Recast
Certain prior year amounts have been recast to conform with current year presentation.

Note 3 - Description of Investments
Effective March 1, 2017, investment options available to active participants in the Plan changed. As applicable, all existing balances and future contributions in investments that are no longer offered were automatically transferred to a replacement fund. The objectives of the primary investments in which participants could invest in 2017 are described below.
Common Stocks:
FMC Stock - Funds are invested in the common stock of the Company.
Mutual Funds:
Large Cap Funds:
Fidelity Blue Chip Growth Fund Class K - Funds are invested primarily in the common stock of well-known and established companies.
T. Rowe Price Institutional Large Cap Value Fund - The fund will normally invest at least 80% of its net assets (including any borrowings for investment purposes) in securities of large-cap companies that the portfolio manager regards as undervalued.
Vanguard Institutional Index Fund - The fund employs an indexing investment approach designed to track the performance of the Standard & Poor (S&P) 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.
Mid Cap Funds:
Fidelity Low-Priced Stock Fund Class K - Funds are heavily invested in stocks considered to be undervalued by the fund manager, which can lead to investment in small and medium-sized companies.
Vanguard Extended Market Index Fund Admiral Shares - The fund employs an indexing investment approach designed to track the performance of S&P Completion Index, a broadly diversified index of stocks of small and mid-size U.S. companies.
Wells Fargo Advantage Discovery Fund Class R6 - Fund invests at least 80% of its net assets in equity securities of small- and medium- capitalization companies; and up to 25% of funds total assets in equity securities of foreign issuers.
Small Cap Funds:
AMG Managers Cadence Emerging Companies Fund - Institutional Class - The fund primarily invests at least 80% of its net assets in "emerging companies." It will invest at least 80% of its net assets, under normal circumstances, in U.S. companies with market capitalizations within the range of the Russell Microcap® Index and the Russell 2000® Index. The fund may invest a portion of its assets in real estate investment trusts (REITs).
Cardinal Value Fund Institutional Class - Under normal circumstances, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in securities of small capitalization companies. The securities in which the fund invests are primarily common stock and real estate investment trusts REITs.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2017 and 2016

Blended Funds:
Vanguard Target Retirement Funds - A series of asset allocation funds: Vanguard Target Retirement Income Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement 2055 Fund, and Vanguard Target Retirement 2060 Fund. The eleven target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Vanguard mutual funds by targeting their retirement dates.
International Funds:
Fidelity Diversified International Fund Class K - Funds are invested primarily in stock of companies located outside the United States.
Vanguard Total International Stock Index Fund - The fund employs an indexing investment approach designed to track the performance of the FTSE Global All Cap ex US Index, a float-adjusted market capitalization - weighted index designed to measure equity market performance of companies located in developed and emerging markets, excluding the United States.
Income Funds:
PIMCO Total Return - Institutional Class - Funds are invested primarily in U.S. government, corporate, mortgage, and foreign bonds.
Vanguard Total Bond Market Index Fund - The fund seeks the performance of Bloomberg Barclays U.S. Aggregate Float Adjusted Index, which represents a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States - including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than one year.
Money Market Fund:
Government Money Market Portfolio - Funds are invested in short-term obligations of the U.S. government or its agencies.

Common/Collective Trusts:
Stable Value Fund:
Fidelity Managed Income Portfolio II Class 2 - Funds invests in investment contracts offered by insurance companies and other approved financial institutions as well as fixed income securities, including U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities, bond funds and money market funds. The selection of these contracts and administration of this fund is directed by the fund's investment manager.

Note 4 - Fair Value Measurements
The Plan has categorized its assets that are recorded at fair value, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2017 and 2016

that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
Level 3 - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement. These unobservable inputs reflect the Plan's own assumptions about the assumptions a market participant would use in pricing the asset or liability. There were no Level 3 assets held as of December 31, 2017 and 2016.
If the inputs used to measure a financial asset or liability fall within different levels of the fair value hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Common Stock:
Valued at the closing price reported on the active exchange or market in which the individual asset is traded, and therefore, presented as Level 1.
Mutual Funds:
Fair value of the mutual funds, excluding the money market fund below, are based on NAV, which are the funds' readily determinable fair value. The NAV of these mutual funds are quoted daily on an active market, and therefore, presented as Level 1.
The Plan holds an investment in the Fidelity Retirement Government Money Market Portfolio Fund. Fair value of the money market fund is based on NAV, which is the fund's readily determinable fair value. This investment is categorized as a Level 2 in the fair value hierarchy below. This portfolio represents a commingled fund with an investment objective to seek a high level of current income with the preservation of principal and liquidity. The fund normally invests assets in U.S. government securities and repurchase agreements for those securities.
Common/Collective Trusts:
Fidelity Managed Income Portfolio II Class 2 Fund
The plan holds an investment in the Fidelity Managed Income Portfolio II Class 2 Fund ("MIP II Fund"), a common/collective trust. The MIP II Fund is managed by the Fidelity Management Trust Committee. The MIP II Fund primarily invests in fixed income securities, including U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities, bond funds and money market funds. The MIP II Fund may invest in derivative instruments, including futures contracts and swap agreements. Additionally, the MIP II Fund enters into wrap contracts with third-party issuers, such as financial institutions or insurance companies, normally rated in the top three long-term rating categories (A- or the equivalent and above). The wrap contracts are designed to allow the portfolio to maintain a constant net asset value and to protect the portfolio in extreme circumstances.
The MIP II Fund’s investment objective is to seek preservation of capital while providing a competitive level of income over time and to maintain a stable net asset value of $1 per unit. The beneficial interest of each participant is represented by units. Distribution to the trust’s unit holders is declared daily from the net investment income and automatically reinvested in the trust on a monthly basis, when paid. The contract value, or NAV, of the MIP II Fund represents the readily determinable fair value. Certain events may limit the ability to transact at contract value with the issuer such as plan termination or bankruptcy but the occurrence of these events is not considered probable. The MIP II fund is classified within Level 2 of the valuation hierarchy below.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2017 and 2016

The following tables present the Plan's fair value hierarchy for those financial assets measured at fair value on a recurring basis in the Plan's statements of net assets available for benefits as of December 31, 2017 and 2016. The Plan currently does not have any nonfinancial assets, nonfinancial liabilities, financial assets, or financial liabilities measured at fair value on a nonrecurring basis.

(in thousands)	December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock	$170,770	$170,770	$—	$—
Mutual Funds:
Large Cap	131,270	131,270	—	—
Mid Cap	46,281	46,281	—	—
Small Cap	13,096	13,096	—	—
Blended	106,170	106,170	—	—
International	28,716	28,716	—	—
Income	37,186	37,186	—	—
Money Market	176	—	176	—
Common/Collective Trusts	66,304	—	66,304	—
Investment assets at fair value	$599,969	$533,489	$66,480	$—

(in thousands)	December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock	$149,040	$149,040	$—	$—
Mutual Funds:
Large Cap	76,907	76,907	—	—
Mid Cap	31,105	31,105	—	—
Small Cap	14,205	14,205	—	—
Blended	77,369	77,369	—	—
International	35,034	35,034	—	—
Income	37,226	37,226	—	—
Money Market	10,843	—	10,843	—
Common/Collective Trusts	81,510	—	81,510	—
Investment assets at fair value	$513,239	$420,886	$92,353	$—

Note 5 - Tax Status
The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated December 23, 2015 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax and ERISA counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC, and therefore, believe that the Plan is qualified and the related trust is tax-exempt.
In accordance with U.S. GAAP, plan management analyzed the tax positions taken by the Plan and concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2017 and 2016

Note 6 - Related‑Party Transactions
Certain plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management and certain administrative services amounted to approximately $425 thousand and $46 thousand for the years ended December 31, 2017 and 2016, respectively.

Note 7 - Subsequent Events
Management evaluated subsequent events for the Plan through June 26, 2018, the date the financial statements were available to be issued. Such evaluation resulted in no adjustments to the accompanying financial statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
(In thousands, except shares)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
FMC Stock*	FMC Corporation Common Stock, 1,792,498 shares (the cost basis of the FMC Corporation Stock at December 31, 2017 totaled $43,561)	$170,770
Fidelity Blue Chip Growth Fund Class K*	Large Companies Stock Fund	36,898
Vanguard Total Bond Market Index Fund Institutional Shares*	Equity Income and Growth Fund	15,627
Vanguard Target Retirement 2015 Fund Investor Shares*	Vanguard mutual funds	3,076
Vanguard Target Retirement 2020 Fund Investor Shares*	Vanguard mutual funds	32,500
Vanguard Target Retirement 2025 Fund Investor Shares*	Vanguard mutual funds	10,977
Vanguard Target Retirement 2030 Fund Investor Shares*	Vanguard mutual funds	16,923
Vanguard Target Retirement 2035 Fund Investor Shares*	Vanguard mutual funds	7,409
Vanguard Target Retirement 2040 Fund Investor Shares*	Vanguard mutual funds	16,158
Vanguard Target Retirement 2045 Fund Investor Shares*	Vanguard mutual funds	5,222
Vanguard Target Retirement 2050 Fund Investor Shares*	Vanguard mutual funds	4,324
Vanguard Target Retirement 2055 Fund Investor Shares*	Vanguard mutual funds	2,131
Vanguard Target Retirement 2060 Fund Investor Shares*	Vanguard mutual funds	370
Vanguard Target Retirement Income Fund Investor Shares*	Vanguard mutual funds	7,080
Fidelity Low-Priced Stock Fund Class K*	Growth Mutual Fund	24,855
Vanguard Extended Market Index Fund*	Growth Mutual Fund	7,947
T. Rowe Price Institutional Large Cap Value Fund	Stock Long-Term Growth Fund	4,392
Fidelity Managed Income Portfolio II Class 2*	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	66,304
Government Money Market Portfolio*	Money Market Fund	176
Vanguard Institutional Index Fund Institutional Shares (S&P 500 Index Fund)*	Domestic Equity Mutual Fund	89,980
Wells Fargo Advantage Discovery Fund R6	Growth Mutual Fund	13,479
Fidelity Diversified International Fund Class K*	Stock Long-Term Growth Fund	16,681
Cardinal Value Fund Institutional Class	Growth Mutual Fund	161
PIMCO Total Return - Institutional Class	Bond Mutual Fund	21,559
AMG Managers Cadence Emerging Companies Fund - Institutional Class	Stock Long-Term Growth Fund	12,935
Vanguard Total International Stock Index Fund Institutional Shares*	International Growth Fund	12,035
Total Investments at Fair Value		$599,969
Notes receivables from participants* (1)	Varying rates of interest, ranging from 3.25% to 8.25%, maturing 2018 to 2037	4,161
Total assets		$604,130

* Represents a party-in-interest to the Plan.
(1) Current value represents unpaid principal balance plus any accrued but unpaid interest.

See accompanying report of independent registered public accounting firm.

Signature
The Plan
Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC CORPORATION (Registrant)

By:	/s/ Andrew D. Sandifer
Andrew D. Sandifer Executive Vice President, Chief Financial Officer and Treasurer
Date: June 26, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm